Exhibit 99.2

XTL Biopharmaceuticals Ltd.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 20, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Josh Levine, Chief Executive Officer, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in XTL Biopharmaceuticals Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on December 20, 2018 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHREHOLDERS OF

XTL BIOPHARMACEUTICALS LTD.

DECEMBER 20, 2018, 10:00 a.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and to authorize the Audit Committee to fix such accounting firm’s compensation.

☐	for	☐	against	☐	abstain

2.	To re-elect Alexander Rabinovitch to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

3.	To re-elect Dr. Jonathan Schapiro to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

4.	To re-elect Shlomo Shalev to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

5.	To re-elect Doron Turgeman to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

6.	To re-elect Dr. Dobroslav Melamed to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

7.	To approve Mr. Turgeman engagement and remuneration as the Chairman of Board of Directors effective retroactively from July, 2018.

☐	for	☐	against	☐	abstain

 Are you a controlling shareholder in the Company, or have a personal interest in the approval of Mr Doron Turgeman engagement and remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

	Date: ________, 2018		Date_________, 2018
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.